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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                             COMMISSION FILE NUMBER
                                    001-15311


                           NOTIFICATION OF LATE FILING


                                  (Check One):
                                  [_] Form 10-K
                                  [_] Form 20-F
                                  [_] Form 11-K
                                  [X] Form 10-Q
                                  [_] Form N-SAR

                       For Period Ended: October 28, 2000

                       [_] Transition Report on Form 10-K
                       [_] Transition Report on Form 20-F
                       [_] Transition Report on Form 11-K
                       [_] Transition Report on Form 10-Q
                       [_] Transition Report on Form N-SAR

                        For the Transition Period Ended:

Read attached instruction sheet before preparing form. Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

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                                     PART I
                             REGISTRANT INFORMATION


                        ENVISION DEVELOPMENT CORPORATION
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                             Full Name of Registrant

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                            Former Name if Applicable

                               100 Nickerson Road
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            Address of Principal Executive Office (Street and Number)


                          Marlboro, Massachusetts 01752
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                            City, State and Zip Code

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                                     PART II
                             RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[_] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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                                    PART III
                                    NARRATIVE

State below in reasonable detail why the Form 10-K, 11-K, 20-F 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

The Registrant has not yet completed its quarterly review because it is in the process of analyzing the impact of certain transactions and events, primarily its cessation of operations, dispositions and the impairment of goodwill arising from a change in events and circumstances, on the financial statements. Furthermore, the quarterly review has been delayed because the Registrant has ceased operations due to loss of funding and is no longer compensating any employees.

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                                    PART IV
                               OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

             Dean Willard               (212) 246-9806
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                (Name)             (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

[X] Yes [_] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[X] Yes [_] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

For the fiscal quarter ended October 28, 2000, Envision Development Corporation ("Envision") will report a net loss due to the following: disposition of assets, impairment of goodwill, amortization of intangible assets and operating expenses. Results for the fiscal quarter ended October 28, 2000 are not comparable to a prior period because Envision disposed of perfumania.com,inc. on May 10, 2000 and such disposition is accounted for as a discontinued operation.

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                        Envision Development Corporation
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                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: December 13, 2000                             By: /s/ Dean Willard
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                                                       Dean Willard
                                                       Chairman of the Board

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